UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of September 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.14R(1).
(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

+----+---------------------------+----+---------------------------------+
|1.  |Name of the issuer         |2.  |State whether the notification   |
|    |PEARSON PLC                |    |relates to (i) a transaction     |
|    |                           |    |notified in accordance with DR   |
|    |                           |    |3.1.4R(1)(a)                     |
+----+---------------------------+----+---------------------------------+
|    |                           |    |(ii) DR 3.1.4(R)(1)(b) a         |
|    |                           |    |disclosure made in accordance    |
|    |                           |    |with section 324 (as extended by |
|    |                           |    |section 328) of the Companies Act|
|    |                           |    |1985; or                         |
+----+---------------------------+----+---------------------------------+
|    |                           |    |(iii)      both (i) and (ii)     |
|    |                           |    |BOTH (i) AND (ii)                |
+----+---------------------------+----+---------------------------------+
|3.  |Name of person discharging |4.  |State whether notification       |
|    |managerial responsibilities|    |relates to a person connected    |
|    |/director                  |    |with a person discharging        |
|    |DAVID BELL                 |    |managerial responsibilities/     |
|    |                           |    |director named in 3 and identify |
|    |                           |    |the connected person             |
|    |                           |    |N/A                              |
+----+---------------------------+----+---------------------------------+
|5.  |Indicate whether the       |6   |Description of shares (including |
|    |notification is in respect |    |class), debentures or derivatives|
|    |of a holding of the person |    |or financial instruments relating|
|    |referred to in 3 or 4 above|    |to shares                        |
|    |or in respect of a         |    |ORDINARY SHARES OF 25P EACH      |
|    |non-beneficial interest1   |    |                                 |
|    |HOLDING                    |    |                                 |
+----+---------------------------+----+---------------------------------+
|7.  |Name of registered         |8.  |State the nature of the          |
|    |shareholder(s) and, if more|    |transaction                      |
|    |than one, the number of    |    |PURCHASE OF SHARES THROUGH THE   |
|    |shares held by each of them|    |DIVIDEND REINVESTMENT PLAN       |
|    |DAVID BELL                 |    |                                 |
+----+---------------------------+----+---------------------------------+
|9   |Number of shares,          |10. |Percentage of issued class       |
|    |debentures or financial    |    |acquired (treasury shares of that|
|    |instruments relating to    |    |class should not be taken into   |
|    |shares acquired            |    |account when calculating         |
|    |1,463 SHARES               |    |percentage)                      |
|    |                           |    |0.00018%                         |
+----+---------------------------+----+---------------------------------+
|11. |Number of shares,          |12. |Percentage of issued class       |
|    |debentures or financial    |    |disposed (treasury shares of that|
|    |instruments relating to    |    |class should not be taken into   |
|    |shares disposed N/A        |    |account when calculating         |
|    |                           |    |percentage) N/A                  |
+----+---------------------------+----+---------------------------------+
|13. |Price per share or value of|14. |Date and place of transaction    |
|    |transaction                |    |23 SEPTEMBER 2005                |
|    |GBP6.543329                |    |LLOYDSTSB REGISTRARS             |
+----+---------------------------+----+---------------------------------+
|15. |Total holding following    |16. |Date issuer informed of          |
|    |notification and total     |    |transaction                      |
|    |percentage holding         |    |26 SEPTEMBER 2005                |
|    |following notification (any|    |                                 |
|    |treasury shares should not |    |                                 |
|    |be taken into account when |    |                                 |
|    |calculating percentage)    |    |                                 |
|    |103,158 0.08345%           |    |                                 |
+----+---------------------------+----+---------------------------------+
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
+----+--------------------------+----+-------------------------------+
|17. |Date of grant             |18. |Period during which or date on |
|    |N/A                       |    |which it can be exercised      |
|    |                          |    |N/A                            |
+----+--------------------------+----+-------------------------------+
|19. |Total amount paid (if any)|20. |Description of shares or       |
|    |for grant of the option   |    |debentures involved (class and |
|    |N/A                       |    |number)                        |
|    |                          |    |N/A                            |
+----+--------------------------+----+-------------------------------+
|21. |Exercise price (if fixed  |22. |Total number of shares or      |
|    |at time of grant) or      |    |debentures over which options  |
|    |indication that price is  |    |held following notification    |
|    |to be fixed at the time of|    |N/A                            |
|    |exercise                  |    |                               |
|    |N/A                       |    |                               |
+----+--------------------------+----+-------------------------------+
|23. |Any additional information|24. |Name of contact and telephone  |
|    |N/A                       |    |number for queries: JENNIFER   |
|    |                          |    |BURTON, ASSISTANT COMPANY      |
|    |                          |    |SECRETARY, 020 7010 2256       |
+----+--------------------------+----+-------------------------------+

+---------------------------------------------------------------------+
|Name and signature of duly authorised officer of issuer responsible  |
|for making notification                                              |
|JENNIFER BURTON                                                      |
|ASSISTANT COMPANY SECRETARY                                          |
|___________________________________________________________          |
+---------------------------------------------------------------------+
|Date of notification ___27 SEPTEMBER 2005                            |
|________________________________________                             |
+---------------------------------------------------------------------+



Please complete all relevant boxes should in block capital letters.
+----+---------------------------+----+---------------------------------+
|1.  |Name of the issuer         |2.  |State whether the notification   |
|    |PEARSON PLC                |    |relates to (i) a transaction     |
|    |                           |    |notified in accordance with DR   |
|    |                           |    |3.1.4R(1)(a)                     |
+----+---------------------------+----+---------------------------------+
|    |                           |    |(ii) DR 3.1.4(R)(1)(b) a         |
|    |                           |    |disclosure made in accordance    |
|    |                           |    |with section 324 (as extended by |
|    |                           |    |section 328) of the Companies Act|
|    |                           |    |1985; or                         |
+----+---------------------------+----+---------------------------------+
|    |                           |    |(iv)      both (i) and (ii)      |
|    |                           |    |BOTH (i) AND (ii)                |
+----+---------------------------+----+---------------------------------+
|3.  |Name of person discharging |4.  |State whether notification       |
|    |managerial responsibilities|    |relates to a person connected    |
|    |/director                  |    |with a person discharging        |
|    |DENNIS STEVENSON           |    |managerial responsibilities/     |
|    |                           |    |director named in 3 and identify |
|    |                           |    |the connected person             |
|    |                           |    |N/A                              |
+----+---------------------------+----+---------------------------------+
|5.  |Indicate whether the       |6   |Description of shares (including |
|    |notification is in respect |    |class), debentures or derivatives|
|    |of a holding of the person |    |or financial instruments relating|
|    |referred to in 3 or 4 above|    |to shares                        |
|    |or in respect of a         |    |ORDINARY SHARES OF 25P EACH      |
|    |non-beneficial interest1   |    |                                 |
|    |HOLDING                    |    |                                 |
+----+---------------------------+----+---------------------------------+
|7.  |Name of registered         |8.  |State the nature of the          |
|    |shareholder(s) and, if more|    |transaction                      |
|    |than one, the number of    |    |PURCHASE OF SHARES THROUGH THE   |
|    |shares held by each of them|    |DIVIDEND REINVESTMENT PLAN       |
|    |DENNIS STEVENSON           |    |                                 |
+----+---------------------------+----+---------------------------------+
|9   |Number of shares,          |10. |Percentage of issued class       |
|    |debentures or financial    |    |acquired (treasury shares of that|
|    |instruments relating to    |    |class should not be taken into   |
|    |shares acquired            |    |account when calculating         |
|    |1,596 SHARES               |    |percentage)                      |
|    |                           |    |0.00020%                         |
+----+---------------------------+----+---------------------------------+
|11. |Number of shares,          |12. |Percentage of issued class       |
|    |debentures or financial    |    |disposed (treasury shares of that|
|    |instruments relating to    |    |class should not be taken into   |
|    |shares disposed N/A        |    |account when calculating         |
|    |                           |    |percentage) N/A                  |
+----+---------------------------+----+---------------------------------+
|13. |Price per share or value of|14. |Date and place of transaction    |
|    |transaction                |    |23 SEPTEMBER 2005                |
|    |GBP6.543329                |    |LLOYDSTSB REGISTRARS             |
+----+---------------------------+----+---------------------------------+
|15. |Total holding following    |16. |Date issuer informed of          |
|    |notification and total     |    |transaction                      |
|    |percentage holding         |    |26 SEPTEMBER 2005                |
|    |following notification (any|    |                                 |
|    |treasury shares should not |    |                                 |
|    |be taken into account when |    |                                 |
|    |calculating percentage)    |    |                                 |
|    |173,390 0.02157%           |    |                                 |
+----+---------------------------+----+---------------------------------+
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
+----+--------------------------+----+-------------------------------+
|17. |Date of grant             |18. |Period during which or date on |
|    |N/A                       |    |which it can be exercised      |
|    |                          |    |N/A                            |
+----+--------------------------+----+-------------------------------+
|19. |Total amount paid (if any)|20. |Description of shares or       |
|    |for grant of the option   |    |debentures involved (class and |
|    |N/A                       |    |number)                        |
|    |                          |    |N/A                            |
+----+--------------------------+----+-------------------------------+
|21. |Exercise price (if fixed  |22. |Total number of shares or      |
|    |at time of grant) or      |    |debentures over which options  |
|    |indication that price is  |    |held following notification    |
|    |to be fixed at the time of|    |N/A                            |
|    |exercise                  |    |                               |
|    |N/A                       |    |                               |
+----+--------------------------+----+-------------------------------+
|23. |Any additional information|24. |Name of contact and telephone  |
|    |N/A                       |    |number for queries: JENNIFER   |
|    |                          |    |BURTON, ASSISTANT COMPANY      |
|    |                          |    |SECRETARY, 020 7010 2256       |
+----+--------------------------+----+-------------------------------+

+---------------------------------------------------------------------+
|Name and signature of duly authorised officer of issuer responsible  |
|for making notification                                              |
|JENNIFER BURTON                                                      |
|ASSISTANT COMPANY SECRETARY                                          |
|___________________________________________________________          |
+---------------------------------------------------------------------+
|Date of notification ___27 SEPTEMBER 2005                            |
|________________________________________                             |
+---------------------------------------------------------------------+





Please complete all relevant boxes should in block capital letters.
+----+---------------------------+----+---------------------------------+
|1.  |Name of the issuer         |2.  |State whether the notification   |
|    |PEARSON PLC                |    |relates to (i) a transaction     |
|    |                           |    |notified in accordance with DR   |
|    |                           |    |3.1.4R(1)(a)                     |
+----+---------------------------+----+---------------------------------+
|    |                           |    |(ii) DR 3.1.4(R)(1)(b) a         |
|    |                           |    |disclosure made in accordance    |
|    |                           |    |with section 324 (as extended by |
|    |                           |    |section 328) of the Companies Act|
|    |                           |    |1985; or                         |
+----+---------------------------+----+---------------------------------+
|    |                           |    |(v)       both (i) and (ii)      |
|    |                           |    |BOTH (i) AND (ii)                |
+----+---------------------------+----+---------------------------------+
|3.  |Name of person discharging |4.  |State whether notification       |
|    |managerial responsibilities|    |relates to a person connected    |
|    |/director                  |    |with a person discharging        |
|    |JOHN MAKINSON              |    |managerial responsibilities/     |
|    |                           |    |director named in 3 and identify |
|    |                           |    |the connected person             |
|    |                           |    |N/A                              |
+----+---------------------------+----+---------------------------------+
|5.  |Indicate whether the       |6   |Description of shares (including |
|    |notification is in respect |    |class), debentures or derivatives|
|    |of a holding of the person |    |or financial instruments relating|
|    |referred to in 3 or 4 above|    |to shares                        |
|    |or in respect of a         |    |ORDINARY SHARES OF 25P EACH      |
|    |non-beneficial interest1   |    |                                 |
|    |HOLDING                    |    |                                 |
+----+---------------------------+----+---------------------------------+
|7.  |Name of registered         |8.  |State the nature of the          |
|    |shareholder(s) and, if more|    |transaction                      |
|    |than one, the number of    |    |PURCHASE OF SHARES THROUGH THE   |
|    |shares held by each of them|    |DIVIDEND REINVESTMENT PLAN       |
|    |JOHN MAKINSON              |    |                                 |
+----+---------------------------+----+---------------------------------+
|9   |Number of shares,          |10. |Percentage of issued class       |
|    |debentures or financial    |    |acquired (treasury shares of that|
|    |instruments relating to    |    |class should not be taken into   |
|    |shares acquired            |    |account when calculating         |
|    |2,152 SHARES               |    |percentage)                      |
|    |                           |    |0.00027%                         |
+----+---------------------------+----+---------------------------------+
|11. |Number of shares,          |12. |Percentage of issued class       |
|    |debentures or financial    |    |disposed (treasury shares of that|
|    |instruments relating to    |    |class should not be taken into   |
|    |shares disposed N/A        |    |account when calculating         |
|    |                           |    |percentage) N/A                  |
+----+---------------------------+----+---------------------------------+
|13. |Price per share or value of|14. |Date and place of transaction    |
|    |transaction                |    |23 SEPTEMBER 2005                |
|    |GBP6.543329                |    |LLOYDSTSB REGISTRARS             |
+----+---------------------------+----+---------------------------------+
|15. |Total holding following    |16. |Date issuer informed of          |
|    |notification and total     |    |transaction                      |
|    |percentage holding         |    |26 SEPTEMBER 2005                |
|    |following notification (any|    |                                 |
|    |treasury shares should not |    |                                 |
|    |be taken into account when |    |                                 |
|    |calculating percentage)    |    |                                 |
|    |149,466 0.01859%           |    |                                 |
+----+---------------------------+----+---------------------------------+
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
+----+--------------------------+----+-------------------------------+
|17. |Date of grant             |18. |Period during which or date on |
|    |N/A                       |    |which it can be exercised      |
|    |                          |    |N/A                            |
+----+--------------------------+----+-------------------------------+
|19. |Total amount paid (if any)|20. |Description of shares or       |
|    |for grant of the option   |    |debentures involved (class and |
|    |N/A                       |    |number)                        |
|    |                          |    |N/A                            |
+----+--------------------------+----+-------------------------------+
|21. |Exercise price (if fixed  |22. |Total number of shares or      |
|    |at time of grant) or      |    |debentures over which options  |
|    |indication that price is  |    |held following notification    |
|    |to be fixed at the time of|    |N/A                            |
|    |exercise                  |    |                               |
|    |N/A                       |    |                               |
+----+--------------------------+----+-------------------------------+
|23. |Any additional information|24. |Name of contact and telephone  |
|    |N/A                       |    |number for queries: JENNIFER   |
|    |                          |    |BURTON, ASSISTANT COMPANY      |
|    |                          |    |SECRETARY, 020 7010 2256       |
+----+--------------------------+----+-------------------------------+

+---------------------------------------------------------------------+
|Name and signature of duly authorised officer of issuer responsible  |
|for making notification                                              |
|JENNIFER BURTON                                                      |
|ASSISTANT COMPANY SECRETARY                                          |
|___________________________________________________________          |
+---------------------------------------------------------------------+
|Date of notification ___27 SEPTEMBER 2005                            |
|________________________________________                             |
+---------------------------------------------------------------------+



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 27 September 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary